UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: March 19, 2010

For immediate release
March 19, 2010

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Announcement of Change of Position of Managements and Corporate Officers
     Makita Corporation announces that its Board of Directors, at a meeting held today, has resolved on the following Change of Position of Managements and Corporate Officers.
1. Changes in directors (Effective May 1, 2010)

Name	New Title and Position	Present Title and Position
Shinichiro Tomita	Director, Corporate Officer, General Manager of Purchasing Headquarters	Director, Corporate Officer, General Manager of Research and Development Headquarters (In Charge of Product Development)
Tetsuhisa Kaneko	Director, Corporate Officer, General Manager of Production Headquarters (In Charge of China Plant)	Director, Corporate Officer, General Manager of Purchasing Headquarters

2. Change in corporate officers (Effective May 1, 2010)

Name	New Title and Position	Present Title and Position
Osamu Yokoyama	Corporate Officer, Assistant General Manager of Research and Development Headquarters (In Charge of Product Development)	Corporate Officer, President of Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd.

3. New management system (Effective May 1, 2010)
Directors

Name	Official Title	Position
Masahiko Goto	President, Representative Director
Yasuhiko Kanzaki	Director, Managing Corporate Officer	In Charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East and Africa Region
Tadayoshi Torii	Director, Managing Corporate Officer	In Charge of Production and General Manager of Production Headquarters
Shiro Hori	Director, Managing Corporate Officer	In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia, and Oceania Region
Tomoyasu Kato	Director, Corporate Officer	General Manager of Research and Development Headquarters (In Charge of Research and Development)
Tadashi Asanuma	Director, Corporate Officer	In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters
Hisayoshi Niwa	Director, Corporate Officer	General Manager of Quality Headquarters
Shinichiro Tomita	Director, Corporate Officer	General Manager of Purchasing Headquarters
Tetsuhisa Kaneko	Director, Corporate Officer	General Manager of Production Headquarters (In Charge of China Plant)
Yoji Aoki	Director, Corporate Officer	General Manager of Administration Headquarters
Motohiko Yokoyama	Outside Director

Note: Mr. Motohiko Yokoyama as an Outside Director is President and Representative Director of JTEKT Corporation.
‚Corporate officers

Name	Official Title	Position
Zenji Mashiko	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
Toshio Hyuga	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Osaka Area
Hiroshi Okamoto	Corporate Officer	President of Makita U.S.A. Inc
Tamiro Kishima	Corporate Officer	Senior Managing Director of Dolmar G.m.b.H
Osamu Yokoyama	Corporate Officer	Assistant General Manager of Research and Development Headquarters (In Charge of Product Development)

English Translation of press release originally issued in Japanese